SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO
RULED 13d-2(a)
(AMENDMENT No. 6)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares	M7524R108
Nominal value NIS 0.13 per share
(Title of class of securities)	(CUSIP number)

Gross, Kleinhender, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attention: Heather Stone, Adv.
Telephone: (972)3-607-4444

(Name, address and telephone number of person authorized to receive notices and communications)

September 10, 2004
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. M7524R108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Tom S. Wyler I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,929,167
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,929,167
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,929,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.5%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. M7524R108	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON: Arthur Mayer-Sommer I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,200,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,200,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1%
14	TYPE OF REPORTING PERSON: IN

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Item 1.	Security and Issuer

        This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed on March 26, 2001 (the “Statement”), as amended by Amendment No. 1 filed on May 10, 2001, Amendment No. 2 filed on May 21, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on July 18, 2001, and Amendment No. 5 filed on November 25, 2003, relating to Ordinary Shares, nominal value NIS 0.13 per share (the “Ordinary Shares”), of Optibase Ltd., a corporation organized under the laws of Israel (the “Issuer”) originally filed on behalf of Tom S. Wyler and Arthur Mayer-Sommer (collectively, the “Reporting Persons”) and Festin Management Corp. (“Festin”).

        Since the filing of Amendment No. 5 to the Statement, Festin transferred 1,800,000 Ordinary Shares and 1,200,000 Ordinary Shares, which constitutes all of its holdings, to Tom S. Wyler and Arthur Mayer-Sommer, respectively, who are its sole shareholders. This Amendment No. 6 is being filed solely on behalf of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety to read as follows:

        (a) Tom S. Wyler is the beneficial owner of 1,929,167 Ordinary Shares (including options to purchase 129,167 shares of Ordinary Shares that are currently exercisable at, or exercisable within 60 days), or approximately 14.5% of the total outstanding Ordinary Shares, and Arthur Mayer-Sommer is the beneficial owner of 1,200,000 Ordinary Shares, or approximately 9.1% of the total outstanding Ordinary Shares (in each case based on the number of Ordinary Shares outstanding as of May 31, 2005 of 13,192,252), as reported to the Reporting Persons by the Issuer.

        (b) Tom S. Wyler has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,929,167 Ordinary Shares referred to above, and Arthur Mayer-Sommer has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,200,000 Ordinary Shares referred to above.

        (c) Except with respect to the transaction described above, no transactions in the Ordinary Shares have been effected by Festin or the Reporting Persons since the filing of Amendment No. 5 to their Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

        The following Exhibit is filed herewith:

        None.

[The remainder of this page intentionally left blank]

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Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 9, 2005

Tom S. Wyler /s/ Tom. S. Wyler ——————————————

Arthur Mayer-Sommer /s/ Arthur Mayer-Sommer ——————————————

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